SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           Search Capital Group, Inc.
                                (NAME OF ISSUER)

                          Common Stock, $.01 par value
                         (TITLE OF CLASS OF SECURITIES)

                                    812207180
                                 (CUSIP NUMBER)

                                Timothy G. Ewing
                              Value Partners, Ltd.
                            c/o Fisher Ewing Partners
                                 Suite 4660 West
                                2200 Ross Avenue
                            Dallas, Texas 75201-2790
                                 (214) 999-1900
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 April 30, 1996
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

                               Page 1 of 36 Pages
                         Exhibit Index appears on page 7

(1)      Name of Reporting Person.                        Value Partners, Ltd.
         S.S. or I.R.S. Identification                    75-2291866
         No of Above Person

(2)      Check the Appropriate Box if a                   (a)
         Member of a Group (See instructions)             (b) X

(3)      SEC Use Only

(4)      Source of Funds (See instructions)               WC

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization             Texas

Number of Shares     (7)  Sole Voting Power               8,275,812*
  Beneficially Owned
  By Each Reporting
  Person With        (8)  Shared Voting Power

                     (9)  Sole Dispositive Power          8,275,812*

                     (10) Shared Dispositive Power

(11)     Aggregate Amount Beneficially                    8,275,812*
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                  26.6%
         Amount in Row (11)

(14)     Type of Reporting Person (See                    PN
         Instructions)

*  But see item 5

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (the "Statement") relates to shares of the common stock, $.01 par value (the "Common Stock"), of Search Capital Group, Inc. (the "Issuer"), whose principal executive offices are located at 700 N. Pearl Street, Suite 400, Dallas, Texas 75201.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) This Statement is filed by Value Partners, Ltd., a Texas limited partnership ("Value Partners"). Fisher Ewing Partners, a Texas general partnership ("Fisher Ewing") is the general partner of Value Partners. Richard
W. Fisher and Timothy G. Ewing are the general partners of Fisher Ewing. The principal place of business for Mr. Fisher, Mr. Ewing, Fisher Ewing and Value Partners is Suite 4660 West, 2200 Ross Avenue, Dallas, Texas 75201-2790.

         The present principal occupation or employment of Mr. Fisher is managing general partner of Fisher Ewing. The present principal occupation of Mr. Ewing is general partner of Fisher Ewing. The principal business of Value Partners is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities. The principal business of Fisher Ewing is the management of Value Partners.

         (d) None of Value Partners, Fisher Ewing, Mr. Fisher or Mr. Ewing, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of Value Partners, Fisher Ewing, Mr. Fisher or Mr. Ewing has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Fisher and Mr. Ewing are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On March 19, 1996, Value Partners purchased through a broker promissory notes previously issued by eight subsidiaries of the Issuer (the "Notes") for $8,371,845. The Notes were purchased with the working capital of Value Partners. Pursuant to a plan of reorganization of the eight subsidiaries of the Issuer confirmed by the United States Bankruptcy Court for the Northern District of Texas (the "Joint Plan"), on approximately April 30, 1996, the Notes were converted into shares of common stock of the eight subsidiaries (the
"Subsidiary Common Stock"). Immediately thereafter, pursuant to the Joint Plan, the Subsidiary Common Stock was converted into 2,667,819 shares of (i) 9%/7% Preferred Stock(Foot Note 1) of the Issuer ("Convertible Preferred Stock") and accrued dividends thereon and (ii) 2,150,174 shares of Common Stock that was newly issued by Search. On March 19, 1996, Value Partners received $593,258 as accrued dividends from the Convertible Preferred Stock. Value Partners previously purchased 10,000 shares of Common Stock on September 29, 1995 at $1.07 per share in the over-the-counter market and 390,000 shares of Convertible Preferred Stock on a when-issued basis in the over-the-counter market on April 3, 1996 for a total purchase price of $1,023,750. The funds for all such purchases came from the working capital of Value Partners.

ITEM 4.  PURPOSE OF TRANSACTION

         Value Partners has acquired the Common Stock beneficially owned by it solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock owned by it.

         Except as set forth above, none of Value Partners, Fisher Ewing, Mr. Fisher or Mr. Ewing has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) For purposes of Rule 13d-3, as of April 30, 1996, Value Partners beneficially owned 8,275,812 shares of Common Stock, representing approximately 26.6% of the Common Stock outstanding

         According to representations made by the Issuer as of April 30, 1996, a total of 24,958,374 shares of Common Stock are issued and outstanding.

         (b) Value Partners has the sole power to vote and dispose of the Common Stock beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock owned by it. However, Fisher Ewing, as general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value

- --------
(Foot Note 1)  Convertible Preferred Stock is convertible to Common Stock at the ratio of two (2) shares of Common Stock for each one (1) share of Convertible Preferred Stock.

Partners to dispose of or to direct the disposition of, the Common Stock owned by Value Partners. Mr. Fisher and Mr. Ewing, as general partners of Fisher Ewing, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with Value Partners to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the Common Stock owned by Value Partners.

         (c)  See response to Item 3 above.

         (d) Mr. Fisher and Mr. Ewing may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Value Partners.

         (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

         Value Partners, Fisher Ewing, Mr. Fisher and Mr. Ewing have no contracts, arrangements, understandings or relationships
(legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than those described below:

         (a) The Amended and Restated Agreement of Limited Partnership of Value Partners, dated as of October 1, 1993, pursuant to the terms of which Fisher Ewing, as General Partner, has the sole power to manage the affairs of Value Partners, including the right to vote the shares of the Issuer and to dispose of such shares.

         (b) The Partnership Agreement of Fisher Ewing, dated as of September 1, 1991, pursuant to the terms of which Mr. Fisher and Mr.Ewing, as General Partners, have the power to manage the affairs of Fisher Ewing, including the right to vote the shares of the Issuer and to dispose of such shares.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         The following are filed as exhibits to this Statement on Schedule 13D:

         Exhibit 1 Form of Amended and Restated Agreement of Limited Partnership of Value Partners dated as of October 1, 1993.

         Exhibit 2 Agreement of General Partnership of Fisher Ewing dated as of September 1, 1991.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 1996

                              VALUE PARTNERS, LTD.

                            By: FISHER EWING PARTNERS
                                as General Partner

                                            By:  /s/TIMOTHY G. EWING
                                                    Timothy G. Ewing
                                                    General Partner

                                  EXHIBIT INDEX

                                                               PAGE NO.

Exhibit 1   Form of Amended and Restated Agreement                8
            of Limited Partnership of Value
            Partners dated as of October 1, 1993.

Exhibit 2   Agreement of General Partnership of                   30
            Fisher Ewing dated as of September 1,
            1991.
                                       -7-

                              AMENDED AND RESTATED
                        AGREEMENT OF LIMITED PARTNERSHIP
                             OF VALUE PARTNERS, LTD.

                                 OCTOBER 1, 1993

  THE LIMITED PARTNERSHIP INTERESTS WILL NOT BE REGISTERED UNDER THE SECURITIES
            ACT OF 1933 AND ARE NOT ASSIGNABLE OR TRANSFERABLE EXCEPT
                         AS PROVIDED IN THE PARTNERSHIP
                                   AGREEMENT.

                                TABLE OF CONTENTS


ARTICLE I Definitions .....................................................    1
         1.1 Definitions ..................................................    1

ARTICLE II Continuation, Name, Purposes, Registered Office,
         Registered Agent and Term ........................................    4
         2.1 Continuation .................................................    4
         2.2 Name .........................................................    4
         2.3 Purposes .....................................................    4
         2.4 Registered Office ............................................    5
         2.5 Registered Agent .............................................    5
         2.6 Term of Partnership ..........................................    5

ARTICLE III Capital Contributions .........................................    5
         3.1 Capital Contribution of General Partner ......................    5
         3.2 Capital Contribution of Limited Partners .....................    5
         3.3 Additional Contributions .....................................    5

ARTICLE IV Allocations of Net Profits and Net Losses ......................    6
         4.1 Allocation of Net Profits ....................................    6
         4.2 Allocation of Net Loss .......................................    6
         4.3 Restriction on Allocation to the General Partner .............    6
         4.4 Federal Income Tax Allocations ...............................    6
         4.5 Allocation on Transfer .......................................    7
         4.6 Allocation on Distribution of Assets in Kind .................    7
         4.7 Determination by General Partner of Certain Matters ..........    7

ARTICLE V Capital Accounts ................................................    8
         5.1 Capital Accounts .............................................    8
         5.2 Computation of Opening Capital Accounts ......................    8
         5.3 Computation of Closing Capital Accounts ......................    8
         5.4 Obligation to Repay or Restore ...............................    8
         5.5 Tax Elections ................................................    9

ARTICLE VI Partnership Expenses ...........................................    9
         6.1 Operating Expenses ...........................................    9

ARTICLE VII Withdrawals and Distributions; Admission of Partners ..........    9
         7.1 Interest .....................................................    9
         7.2 Withdrawals by the Partners ..................................    9
         7.3 Exclusion of Limited Partners ................................   10
         7.4 Admission of Additional Partners .............................   10
         7.5 Assignment or Transfer of Partnership Interests ..............   10
         7.6 Distribution in Kind .........................................   11

         7.7 Loans to Partners ............................................   11

ARTICLE VIII Management, Duties and Restrictions ..........................   12
         8.1 Management ...................................................   12
         8.2 No Control by Limited Partners ...............................   13
         8.3 Activities of the Partners of the General Partner ............   13

ARTICLE IX Dissolution of the Partnership .................................   13
         9.1 Dissolution ..................................................   13
         9.2 Events Affecting a Limited Partner ...........................   13

ARTICLE X Liquidation of the Partnership ..................................   14
         10.1 Liquidation Procedures ......................................   14

ARTICLE XI Financial Accounting and Reports ...............................   15
         11.1 Financial and Tax Accounting and Reports ....................   15
         11.2 Valuation of Assets .........................................   15
         11.3 Supervision; Inspection of Books ............................   15
         11.4 Annual Report; Financial Statements .........................   15
         11.5 Special Meetings ............................................   16
         11.6 Consent in Lieu of Meeting ..................................   16

ARTICLE XII Other Provisions ..............................................   16
         12.1 Execution and Filing of Documents ...........................   16
         12.2 Other Instruments and Acts ..................................   16
         12.3 Binding Agreement ...........................................   16
         12.4 Governing Law ...............................................   16
         12.5 Notices .....................................................   16
         12.6 Power of Attorney ...........................................   17
         12.7 Amendment ...................................................   17
         12.8 Entire Agreement ............................................   17
         12.9 Titles; Subtitles ...........................................   18
         12.10 Exculpation ................................................   18
         12.11 Indemnification ............................................   18
         12.12 Limitation of Liability of the Limited Partners ............   18
         12.13 Confidentiality ............................................   18
         12.14 Ambiguities ................................................   18

                              AMENDED AND RESTATED
                        AGREEMENT OF LIMITED PARTNERSHIP
                             OF VALUE PARTNERS, LTD.

         THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP is effective as of the 1st day of October 1993, by and between Fisher Ewing Partners, a Texas partnership, as general partner (the "General Partner") and the Limited Partners admitted into the Partnership listed on SCHEDULE A. The General Partner and the Limited Partners, hereby agree as follows:

                                    ARTICLE I

                                   Definitions

     1.1 Definitions: Unless the context requires otherwise, the following terms have the meanings specified in this paragraph:

          Act: The Texas Revised Limited Partnership Act.

          Agreement: This Agreement of Limited Partnership and any amendments thereto.

          Applicable Rate: Interest at the prime rate announced by Morgan Guaranty Trust Company of New York, compounded at the beginning of each Fiscal Quarter.

          Bankruptcy: A person or entity shall be deemed bankrupt if:

               (a) any proceeding is commenced against such person or entity as "debtor" for any relief under bankruptcy or insolvency laws, or laws relating to the relief of debtors, reorganizations, arrangements, compositions, or extensions and such proceeding is not dismissed within sixty (60) days after such proceeding has commenced, or

               (b) such person or entity commences any proceeding for relief under bankruptcy or insolvency laws or laws relating to the relief of debtors, reorganizations, arrangements, compositions, or extensions.

          Capital Account: The capital account of a Partner established and maintained in accordance with paragraph 5.1.

          Closing Capital Account: A Partner's Capital Account as of the end of an Interim Period.

          Closing Date: The first day on which the General Partner accepts Limited Partners into the Partnership.

          Date of Dissolution: The date on which the Partnership is dissolved pursuant to paragraph 9.1.

          Fiscal Year: The 12 month period ending December 31 of each year; provided, however, that the initial Fiscal Year shall be the period beginning on July 1, 1989 and ending December 31, 1989 and the last Fiscal Year shall be the period beginning on January 1 of the calendar year in which the final liquidation and termination of the Partnership is completed and ending on the date such liquidation and termination is completed.

          General Partner: Fisher Ewing Partners, a Texas partnership, and its permitted successors and assigns.

          Interim Period: A period subsequent to the Closing Date commencing on the day on which a new Partner is admitted to the Partnership or the day on which a Partner makes an additional capital contribution to the Partnership or the day following the day on which the interest of a Partner is reduced or terminated (if any of the foregoing events occurs other than on the last day of a Fiscal Year). An Interim Period shall end on the last day of the Fiscal Year in which the Interim Period began or on the day immediately preceding the beginning of a new Interim Period, whichever is earlier. An Interim Period shall also commence on the first day of a Fiscal Year.

          Internal Revenue Code: The United States Internal Revenue Code of 1986, as now existing or hereafter amended.

          Limited Partners: The Limited Partners listed on SCHEDULE A hereto.

          Majority in Interest of the Limited Partners: Limited Partners having Partnership Percentages representing more than fifty percent (50%) of the Partnership Percentages of all Limited Partners.

          Management Agreement: The amended and restated management agreement between Fisher Ewing Partners and the Partnership with respect to managerial and support services to be provided and fees to be charged to the Partnership, included as Exhibit A hereto.

          Net Asset Value: The Net Asset Value of the Partnership shall equal the total assets, less the total liabilities of the Partnership as of the relevant valuation date, using the accrual method and determined on the basis of generally accepted accounting principles consistently applied, including unrealized profits or losses on open positions and also including other properly accrued credits or debits. Net Asset Value as of the close of an Interim Period shall be determined prior to giving effect to any withdrawals made as of the last day of such Interim Period. Partnership assets shall be valued in accordance with paragraph 11.2. Those costs incurred in organizing the Partnership shall be amortized over the Partnership's initial sixty months of operations. Any unamortized costs shall be considered in determining Net Asset Value.

          Net Profit and Net Loss: With respect to any Interim Period, the difference between (i) the Net Asset Value of the Partnership as of the close of business on the last day of such Interim Period, and (ii) the Net Asset Value of the Partnership as of the beginning of business on the first day of the Interim Period, after giving effect to withdrawals as of the last day of the previous Interim Period, and contributions as of the first day of the Interim Period.

          Opening Capital Account: A Partner's Capital Account as determined under paragraph 5.2.

          Operating Expenses: Shall have the meaning assigned to it in paragraph 6.1.

          Partner: A partner of the Partnership, including the Limited Partners and the General Partner.

          Partnership: Value Partners, Ltd., a Texas limited partnership.

          Partnership Percentage: At the beginning of each Interim Period, the Partnership Percentage for each Partner for such Interim Period shall be determined by dividing the amount of each Partner's Opening Capital Account by the sum of the Opening Capital Accounts of all of the Partners for such Interim Period.

          Partnership Term: The period of duration of the Partnership, as set forth in paragraph 2.6.

          Preferred Return: An amount calculated at the end of each Fiscal Year equal to 6%, on an annualized basis, of a Partner's capital account from the beginning of the Interim Period immediately following the later of (i) the last Interim Period for which the General Partner received an allocation of Net Profits pursuant to paragraph 4.1(c) with respect to such capital, (ii) the date such capital was contributed to the Partnership (in the event an allocation of Net Profits to the General Partnership pursuant to paragraph 4.1(c) has not been made with respect to such capital) and
     (iii) the date which is 24 months prior to the date on which the current allocation of Net Profits is made pursuant to paragraph 4.1(c) with respect to such capital. The Preferred Return is adjusted, on a time-weighted basis, for all contributions occurring during a Fiscal Year.

          In the event an allocation of Net Profits to the General Partner pursuant to paragraph 4.1(c) was not made in the previous Fiscal Year, the Preferred Return in the current Fiscal Year shall be the same amount as that of the previous Fiscal Year adjusted on a time-weighted basis for any contributions made during the year. The Preferred Return will accrue only on capital which remains in the Partnership until the end of an Interim Period in which an allocation of Net Profits to the General Partner occurs.

          Securities: Capital stock, preorganization certificates and subscriptions, warrants, bonds, notes, debentures, whether subordinated, convertible or otherwise, trust receipts and other securities of whatever kind or nature of any person, corporation, government or entity whatsoever, whether readily marketable or not, in rights and options relating thereto, including put and call options written by the Partnership or by others.

          Securities Act: The Securities Act of 1933, as amended.

          Tax Matters Partner: Fisher Ewing Partners or such other Partner as the General Partner may designate.

                                   ARTICLE II

                Continuation, Name, Purposes, Registered Office,
                            Registered Agent and Term

     2.1 Continuation. The General Partner and the Limited Partners hereby continue the Partnership pursuant to the Certificate of Limited Partnership of Value Partners, Ltd. (the "Certificate") filed with the Office of the Secretary of State of Texas on April 20, 1989.

     2.2 Name. The name of the Partnership is Value Partners, Ltd. The business of the Partnership shall be conducted under the Partnership name. The Partnership shall have the exclusive right to use the Partnership name as long as the Partnership continues. Upon termination of the Partnership, the Partnership shall assign the name and goodwill attached to the Partnership name to the General Partner.

     2.3 Purposes. The Partnership is organized to enter into, make, and perform all contracts and other undertakings, and engage in all activities and transactions and to incur expenses on behalf of the Partnership, as the General Partner may deem necessary or advisable to the carrying out of the foregoing objects and purposes, including without limitation:

          (a) to purchase Securities and hold them for investment;

          (b) to purchase, hold, sell, exchange, transfer, mortgage, pledge and otherwise acquire and dispose of and exercise all rights, powers, privileges and other incidents of ownership or possession with respect to Securities;

          (c) to acquire a long position or a short position with respect to any Security and to make purchases or sales increasing, decreasing or liquidating such position or changing from a long position to a short position or from a short position to a long position, without any limitation as to the frequency of the fluctuation in such positions or as to the frequency of the changes in the nature of such positions;

          (d) to borrow or raise monies, and, from time to time without limitation as to amount or manner and time of repayment, to issue, accept, endorse and execute promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or nonnegotiable instruments and evidences of indebtedness, and to secure the payment of such or other obligations of the Partnership by mortgage upon, or hypothecation or pledge of, all or part of the property of the Partnership, whether at the time owned or thereafter acquired;

          (e) to maintain for the conduct of Partnership affairs one or more offices and in connection therewith rent or acquire office space, engage personnel, whether part-time or full time, and do such other acts and incur such expenses as the General Partner may deem necessary or advisable in connection with the maintenance and administration of such office or offices; and

          (f) to engage independent attorneys, accountants or such other persons as the General Partner may deem necessary or advisable.

     2.4 Registered Office. The registered office of the Partnership shall be c/o Fisher Ewing Partners, 4600 Texas Commerce Tower West, Dallas, Texas 75201, or such other place or places as the General Partner may from time to time designate.

     2.5 Registered Agent. The registered agent of the Partnership for service of process in the State of Texas shall be Richard W. Fisher, 4600 Texas Commerce Tower West, Dallas, Texas 75201.

     2.6 Term of Partnership. The term of the Partnership commenced upon the filing and recording of the Certificate, and shall continue until December 31, 2039.

                                   ARTICLE III

                              Capital Contributions

     3.1 Capital Contribution of General Partner. The General Partner shall contribute from time to time an amount sufficient to maintain its Capital Account at an amount equal to at least 1% of Partnership Capital.

     3.2 Capital Contribution of Limited Partners. Each Limited Partner shall make a capital contribution on the Closing Date in such amount as may be required by the General Partner as a condition of such admission. Contributions of property, if any, shall be valued at their fair market value in accordance with paragraph 11.2.

     3.3 Additional Contributions. No Partner shall be obligated to make any contributions to the capital of the Partnership other than as required by this
Article III.
                                      -15-

                                   ARTICLE IV

                    Allocations of Net Profits and Net Losses

     4.1 Allocation of Net Profits. Net Profits for each Interim Period shall be allocated as follows:

          (a) Each Partner shall be allocated 100% of his Partnership Percentage of Net Profits up to an amount which equals the Preferred Return;

          (b) Each Limited Partner shall be allocated 80% of his Partnership Percentage of Net Profits in excess of the Preferred Return;

          (c) The remaining Net Profits shall be allocated to the General Partner. Provided, however, that the allocation of Net Profit to the General Partner shall only be determined as of the end of the Fiscal Year (except with respect to a Partner withdrawing at any time other than the close of the Fiscal Year).

     4.2 Allocation of Net Loss. Each Partner shall be allocated a share of Net Loss equal to his Partnership Percentage.

     4.3 Restriction on Allocation to the General Partner. Notwithstanding paragraph 4.1 to the contrary, if the allocation of Net Profit for any Interim Period to the General Partner with respect to a Limited Partner would violate Rule 205-3(c)(3) of the Rules and Regulations under the Investment Advisors Act of 1940 or any successor provision thereto (the "Rule"), the allocation of Net Profit to such Limited Partner in Section 4.1(b) shall be increased to 100% of his Partnership Percentage, but only to the extent necessary to comply with the Rule, and the allocation to the General Partner shall be correspondingly reduced. If, in any subsequent Interim Period, the allocation of Net Profit to the General Partner with respect to such Limited Partner is no longer limited by the Rule, the allocation of Net Profit to such Limited Partner shall be made in accordance with paragraph 4.1, taking into account the Net Profit of the Partnership for such Interim Period as well as each prior Interim Period in which such limitation was in effect. In connection with such determination, the Preferred Return shall be adjusted to take account of the actual period for which the Net Profit allocation is being made.

     4.4 Federal Income Tax Allocations. Solely for federal income tax purposes:

          (a) Each item of income, gain, loss, deduction or credit for each Interim Period shall be allocated among the Partners in a manner that reflects as nearly as possible the amounts of and components of Net Profit and Net Loss allocated to the Partners pursuant to paragraphs 4.1, 4.2 and 4.3.

          (b) Notwithstanding contrary provisions of this Article IV, gain or loss with respect to non-cash property contributed to the Partnership by any Partner shall, to the
                                      -16-

     extent required by Section 704(c) of the Internal Revenue Code, be allocated for federal income tax purposes in a manner to take account of the difference between the basis of such property at the time of contribution and its initial value on the Partnership's books. The General Partner shall make allocations of gain or loss with respect to Partnership property in a manner which takes account of the difference between the tax basis of such property and the value of the property on the books of the Partnership at the time of admission of a new Partner or any additional capital contribution by a Partner, consistent with the method used by the Partnership in making allocations under Section 704(c) of the Internal Revenue Code.

          (c) Anything contained herein to the contrary notwithstanding, there shall first be allocated to each Partner with a deficit capital account in excess of any obligation by the Partner to restore such deficit balance, resulting from any adjustment, allocation or distribution described in Treasury regulations ss.1.704-1(b)(2)(ii)(d)(4), (5) or (6), such Partner's allocable share of all Partnership gross income up to the amount by which such deficit capital account balance exceeds such Partner's obligation to restore such deficit balance.

     4.5 Allocation on Transfer. If any interest in the Partnership is transferred during any Interim Period of the Partnership, each item of Net Profit or Net Loss for such Interim Period shall be assigned pro rata to each day in the particular period of such Interim Period to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred) and the amount of each such item so assigned to any such day shall be allocated to the Partners based upon their respective interests in the Partnership at the close of such day.

     4.6 Allocation on Distribution of Assets in Kind. Income or loss shall be deemed realized on the distribution of assets in kind and shall be computed as if the distributed asset were sold for its fair market value and the resulting Net Profit or Net Loss were allocated among the Partners pursuant to paragraph 4.1, 4.2 or 4.3.

     4.7 Determination by General Partner of Certain Matters. All matters concerning the valuation of Securities, the determination and allocation of Net Profits and Losses among the Partners, the federal income tax allocations among the Partners, and accounting procedures, not specifically and expressly provided for by the terms of this Agreement, shall be determined by the General Partner, whose determination shall be final and conclusive as to all of the Partners.

                                      -17-

                                    ARTICLE V

                                Capital Accounts

     5.1 Capital Accounts. Each Partner shall have a Capital Account which shall be maintained in accordance with Treasury Regulations ss. 1.704-1(b)(2)(iv). Such Capital Account shall be increased by:

          (a) the amount of his cash capital contributions and the fair market value of his property in the case of noncash contributions to the Partnership pursuant to Article III;

          (b) the amount of Net Profit allocated to him pursuant to paragraph
     4.1;

          (c) the amount allocated to General Partner pursuant to paragraph 4.3; and shall be decreased by

          (d) such Partner's share of expenditures of the Partnership described in Section 705(a)(2)(B) of the Internal Revenue Code (relating to expenditures which are neither deductible nor properly chargeable to capital);

          (e) his share of the excess of the adjusted tax basis of distributed assets over the fair market value of such assets;

          (f) the amount of Net Loss allocated pursuant to paragraph 4.2; and

          (g) the fair market value of property distributed to him.

     5.2 Computation of Opening Capital Accounts. Each Partner's initial Opening Capital Account shall be an amount equal to the aggregate capital contributions made by such Partner to the Partnership on the formation of the Partnership (or, if such Partner was admitted to the Partnership subsequent to such date, on the date of such Partner's admission to the Partnership). On the first day of each subsequent Interim Period, each Partner's Opening Capital Account shall be an amount equal to the Closing Capital Account of such Partner for the immediately preceding Interim Period.

     5.3 Computation of Closing Capital Accounts. As of the last day of each Interim Period, the Closing Capital Account of each Partner for such Fiscal Year shall be computed by adjusting each Partner's Capital Account for the items described in paragraph 5.1 which relate to such period.

     5.4 Obligation to Repay or Restore. No Partner shall be required to pay to the Partnership or to any other Partner any deficit or negative balance which may exist from time
                                      -18-

to time in his Capital Account as a result of the provisions hereof for the allocation of the Partnership's Net Loss, for the withdrawal of capital, and for the distribution of the Partnership's assets in liquidation of the Partnership.

     5.5 Tax Elections. The General Partner is authorized, in its sole discretion, to make all elections permitted or required of the Partnership under Treasury regulations ss.1.704-1, Section 754 of the Internal Revenue Code and pursuant to any other provisions of the Internal Revenue Code.

                                   ARTICLE VI

                              Partnership Expenses

     6.1 Operating Expenses. Subject to the provisions of the Management Agreement, the Partnership shall bear (or reimburse the General Partner for its payment of) all direct costs and expenses of every kind and description incurred in connection with the organization, operations, liquidation and dissolution of the Partnership (collectively, "Operating Expenses"). Fisher Ewing Partners shall provide managerial and support services for the Partnership, and shall be entitled to such fees and expense reimbursement as set forth in the Management Agreement with Fisher Ewing Partners.

                                   ARTICLE VII

                         Withdrawals and Distributions;
                              Admission of Partners

     7.1 Interest. Except as otherwise provided in this Agreement, no interest shall be paid to any Partner on account of his interest in the capital of or on account of his investment in the Partnership.

     7.2 Withdrawals by the Partners. Each Partner shall have the right, exercisable by delivery of written notice to the General Partner prior to thirty
(30) days prior to the close of a Fiscal Year, to withdraw all of a part of his Closing Capital Account subject to the following conditions: (i) no such withdrawal shall be permitted which would result in a Limited Partner's Capital Account being reduced below $200,000 as of the end of the Fiscal Year of withdrawal, unless the Limited Partner withdraws the total balance of its Capital Account; (ii) no withdrawal shall be permitted with respect to any Limited Partner during any period in which the allocation of Net Profit to the General Partner is restricted pursuant to paragraph 4.3. In addition, the withdrawing Partner shall pay to the General Partner a fee of 2% of the amount withdrawn with respect to permitted withdrawals occurring prior to the end of the second Fiscal Year end after such Partner's original capital contribution. The General Partner shall deliver the amount determined in accordance with this paragraph within 90 days after the close of the Fiscal Year, together with interest on the withdrawn amount from the effective date of withdrawal at the Applicable Rate. In lieu of delivering cash to a Partner upon a withdrawal of all or any part
                                      -19-

of his Capital Account, the General Partner may distribute Securities in kind to satisfy such withdrawal in accordance with paragraph 7.6.

     7.3 Exclusion of Limited Partners. The General Partner may, in its sole and absolute discretion, exclude from the Partnership any Limited Partner upon at least forty-five (45) days prior notice in writing given to such Limited Partner. The interest of such Limited Partner shall terminate on the date specified in such notice and within ninety (90) days after the date of such termination such Limited Partner shall be paid the amount of his Closing Capital Account as of the date of such termination, together with interest on the amount so paid from the effective date of such termination at the Applicable Rate, after subtracting the legal and accounting costs associated with such withdrawal. On the effective date of such termination, such Partner's Capital Account shall be reduced to zero (0) and thereafter he shall be a creditor of the Partnership to the extent of the amount payable to him by the Partnership pursuant to this paragraph 7.3.

     7.4 Admission of Additional Partners. The General Partner may, from time to time, admit additional Limited Partners in its sole discretion, provided that the total number of Partners in the Partnership shall not exceed 99. The General Partner may admit additional general partners into the Partnership who are employed by or affiliated with Fisher Ewing Partners without the consent of the Limited Partners, provided that (i) any interest in Net Profits or income allocated to such additional general partners shall not affect in any manner the allocation to the Limited Partners of such items; and (ii) Fisher Ewing Partners shall be designated the managing General Partner, with exclusive power to sign for and bind the Partnership.

     7.5 Assignment or Transfer of Partnership Interests.

          (a) Except as provided in paragraph 7.4, the General Partner shall not sell, assign or transfer, in whole or in part, its Partnership interest or its share of the Partnership's capital, assets or property or enter into any agreement, the result of which would be for another person, firm or corporation to become directly or indirectly interested in the Partnership without the prior written consent of a Majority in Interest of the Limited Partners. Notwithstanding the foregoing to the contrary, the General Partner shall be entitled to mortgage or pledge its interest in the Partnership.

          (b) No Limited Partner shall sell, assign, pledge, mortgage, or otherwise dispose of or transfer, in whole or in part, its Partnership interest or its share of the Partnership's capital, assets or property or enter into any agreement, the result of which would be for another person, firm or corporation to become directly or indirectly interested in the Partnership without the prior written consent of the General Partner.

          (c) No transfer, sale or other disposition of the Partnership interest of a Limited Partner shall be permitted until the General Partner shall have received an
                                      -20-

     opinion of counsel satisfactory to it that the effect of such transfer or disposition would not:

               (i) result in a violation of the Securities Act;

               (ii) require the Partnership to register as an investment company under the Investment Company Act of 1940, as amended;

               (iii) result in a termination of the Partnership under Section 708 of the Internal Revenue Code or in any adverse tax consequences to the Limited Partners; or

               (iv) result in a violation of any law, rule, or regulation by the Limited Partner, the Partnership, the General Partner, or any partner of the General Partner.

          Such legal opinion shall be provided to the General Partner by the transferring Limited Partner or the proposed transferee (except that the opinion in clause (iv) regarding the Partnership, the General Partner and the partners of the General Partner shall be rendered by counsel to the Partnership or the General Partner), and all reasonable costs associated with such opinions shall be borne by the transferring Limited Partner or the proposed transferee.

          (d) A person to whom the interest of a Limited Partner has been transferred in accordance with paragraphs 7.5(b) and (c) (the "Transferee") above shall be admitted to the Partnership as a substituted Limited Partner only with the consent of the General Partner, which consent may be granted or withheld in the absolute discretion of the General Partner and may be arbitrarily withheld, and then only upon the execution of this Agreement, and such other instruments as the General Partner may require in order to evidence the undertaking of such person to perform and comply with the terms and conditions of this Agreement. The Transferee shall bear all costs and expenses incident to the procurement of requisite legal opinions and the substitution of the Transferee as a Limited Partner.

     7.6 Distribution in Kind. The General Partner may, in its discretion, distribute the assets of the Partnership in kind to the Partners. All distributions of assets in kind shall be made at fair market value as determined pursuant to paragraph 11.2 in the same manner that the Partners would have received if the assets were sold, the Net Profit or Loss were allocated in accordance with paragraphs 4.1, 4.2 and 4.3 and the proceeds from such sale were distributed in accordance with paragraph 10.1(b)(iii).

     7.7 Loans to Partners. Upon the request of a Partner, the Partnership shall have the power, in the sole discretion of the General Partner, to loan to such requesting Partner an amount up to 25% of his Opening Capital Account balance. Each such loan shall be repayable
                                      -21-

in full at the end of the Fiscal Year in which it is made and shall be secured by the interest of the Partner in the Partnership. If the Partnership incurs indebtedness to provide such loan, the loan shall bear interest at 200 basis points in excess of the Partnership's cost of funds; if the Partnership does not incur indebtedness to provide the loan, the loan shall bear interest at 200 basis points over the Applicable Rate. The General Partner may, from time to time, adjust the margin and the base on which the interest rate for any loan under this paragraph is determined (provided that such adjustment shall not affect the interest rate on outstanding loans). All out-of-pocket expenses incurred by the General Partner or the Partnership in connection with any loan made pursuant to this paragraph 7.7 shall be paid by the Partner to whom such loan is made.

                                  ARTICLE VIII

                       Management, Duties and Restrictions

     8.1 Management. The General Partner shall have the sole and exclusive right to manage, control, and conduct the business of the Partnership, subject to the right of the General Partner to delegate as it sees fit such managerial rights and obligations as are specifically set forth in the Management Agreement, and to do any and all acts on behalf of the Partnership, including but not limited to, the following:

          (a) conduct accounts, including margin accounts, with brokers, which power shall include the authority to pay, or authorize the payment and reimbursement of, brokerage commissions which may be in excess of the lowest rates available and which are paid to brokers who execute transactions for the account of the Partnership and who supply or pay the cost of property or services (such as rent for office space, salaries for employees, research services, telephone lines, news and quotation equipment and computer facilities) utilized by the Partnership or any other investment fund or investment partnership in which the General Partner is authorized to participate pursuant to paragraph 2.3 hereof, provided that the Partnership, directly or through any such other investment fund or investment partnership, in employing such brokers, obtains "best execution," taking into account the research and execution capabilities of the brokers and their financial stability and reputation;

          (b) open, maintain and close bank accounts and draw checks or other orders for the payment of moneys;

          (c) lend, with or without security, any of the funds or properties of the Partnership and, from time to time without limit as to amount, borrow or raise funds and secure the payment of obligations of the Partnership by mortgage upon, or pledge or hypothecation of, all or any part of the property of the Partnership;

          (d) do any and all acts on behalf of the Partnership, and exercise all rights of the Partnership, with respect to its interest in any person, firm, corporation or other

                                      -22-

     entity, including without limitation the voting of securities, participation in arrangements with creditors, the institution and settlement or compromise of suits and administrative proceedings and other like or similar matters; and

          (e) act for and on behalf of the Partnership in all matters incidental to the foregoing.

          The signed statement of the General Partner, reciting that it has authority to undertake any act or has the necessary votes or consents of the Partners to take any such act, when delivered to any third party, shall conclusively establish its capacity to act, and any such third party shall be entitled to rely in good faith upon such statement. Such statement shall not, however, be determinative as between the Partners unless the action in question was in fact authorized with this Agreement.

     8.2 No Control by Limited Partners. The Limited Partners shall take no part in the control or management of the business or affairs of the Partnership nor shall the Limited Partners have any authority to act for or on behalf of the Partnership except as is specifically permitted by this Agreement.

     8.3 Activities of the Partners of the General Partner. The partners of the General Partner shall devote such time to the business of the Partnership as they shall deem necessary to manage and supervise the business of the Partnership in an efficient manner. The partners of the General Partner may have other business interests and may engage in other activities in addition to those relating to the Partnership, which shall not be required to be their exclusive activity and interest, subject to their fiduciary duty to act with the utmost good faith in all dealings with the Partnership.

                                   ARTICLE IX

                         Dissolution of the Partnership

     9.1 Dissolution. The Partnership shall be dissolved upon the happening of any of the following events:

          (a) The expiration of the Partnership Term, as provided in paragraph 2.6;

          (b) The date specified in a notice from the General Partner to the Limited Partners which states the intention that the Partnership shall be dissolved as of the specified date; or

          (c) Upon the Bankruptcy or dissolution of the General Partner.

     9.2 Events Affecting a Limited Partner. The death, temporary or permanent incapacity, insanity, Incompetency, Bankruptcy, liquidation, dissolution, reorganization, merger,
                                      -23-

sale of substantially all the stock or assets of, or other change in the ownership or nature of a Limited Partner shall not dissolve the Partnership.

                                    ARTICLE X

                         Liquidation of the Partnership

     10.1 Liquidation Procedures.

          (a) Upon dissolution of the Partnership the General Partner, or if there is no General Partner, such person or persons as a Majority in Interest of the Limited Partners shall designate as liquidating trustees shall commence immediately to wind up the affairs of the Partnership. The General Partner or such liquidating trustees shall use their best judgment as to when to dispose of the Partnership's assets or to make distributions in kind in order to maximize the return to the Partners from such assets.

          (b) The assets of the Partnership remaining after payment of the costs and expenses of winding up shall be applied in the following priority:

               (i) to the creditors of the Partnership, other than Partners, all amounts due them from the Partnership in the order of priority established by law;

               (ii) to the Partners, all amounts due them in repayment of any debts of the Partnership to the Partners;

               (iii) to the Partners, pro rata in proportion to the balances in their Capital Accounts, after appropriate allocation of Net Profits or Losses.

               (iv) The General Partner or the liquidating trustees may, in their sole discretion, distribute any assets to a liquidating trust. In the event a liquidating trust is established, the Partners shall appoint three (3) trustees (which trustees may include the General Partner and any of its partners). Two (2) of the trustees shall be selected by a Majority in Interest of the Limited Partners and one (1) of the liquidating trustees shall be selected by the General Partner. The trustees shall supervise the orderly liquidation of the assets held by such trust. During the term of the trust the trust assets shall be distributed at such times and in such amounts as the trustees shall determine. The trust shall terminate at the end of three (3) years or such later date as the trust assets may be distributed in kind to the Partners.

          (c) Net Profits and Net Losses and all other gains and losses during the period of liquidation following dissolution of the Partnership shall be allocated among the Partners in the manner provided in Article IV.

                                      -24-

                                   ARTICLE XI

                        Financial Accounting and Reports

     11.1 Financial and Tax Accounting and Reports. The tax returns of the Partnership shall be filed on an accrual basis (if the General Partner deems it advantageous for the Partnership to do so). The General Partner shall cause the Partnership's tax returns to be prepared and Schedule K-1 or any successor form to be prepared and delivered in a timely manner to the Limited Partners. In the event of an income tax audit of the Partnership or any judicial or administrative proceeding in connection with the income tax returns of the Partnership the Tax Matters Partner shall be authorized to act for, and, to the extent provided by the Internal Revenue Code, his decision shall be binding upon the Partnership and all Partners. The books and records of the Partnership shall be kept in accordance with generally accepted accounting principles consistently applied and shall be audited at the end of each Fiscal Year by independent certified public accountants selected by the General Partner.

     11.2 Valuation of Assets. For purposes of determining the value of Securities, Securities which are listed on a national securities exchange shall be valued at their last sales price on the date of determination, or, if no sales occurred on such day, at the mean between the "bid" and "asked" prices on such day. Securities which are not listed shall be valued at their last closing "bid" prices if held "long" by the Partnership and their last closing "asked" prices if held "short" by the Partnership. Securities which are in the form of put or call options shall be valued at their fair market value, and Securities which are commodities or commodity contracts shall be valued at their last prior sales prices. All other Securities and other assets of the Partnership shall be assigned such fair market value as the General Partner may determine in good faith, as well as all other values assigned to Securities or other assets by the General Partner pursuant to this paragraph 11.2, shall be final and conclusive as to all of the Partners.

     11.3 Supervision; Inspection of Books. Proper and complete books of account of the business of the Partnership shall be kept under the supervision of the General Partner at the principal place of business of the Partnership. Such books shall be open to inspection by the Limited Partners, or their accredited representatives, at any reasonable time during normal business hours.

     11.4 Annual Report; Financial Statements. The General Partner shall transmit to the Limited Partners within ninety (90) days after the close of each of the Partnership's Fiscal Years or as soon as practicable thereafter, audited financial statements of the Partnership prepared in accordance with generally accepted accounting principles consistently applied, including an income statement for the year then ended, a balance sheet as of the end of such year, and a statement of changes in the Partners' Capital Accounts. The financial statements shall be audited by an independent public accounting firm. The financial statements shall be accompanied by a report from the General Partner to the Limited Partners commenting on the affairs of the Partnership during the Fiscal Year then ended.
                                      -25-

     11.5 Special Meetings. The termination or continuation of the Partnership, and any other matter requiring the consent of any of the Limited Partners pursuant to this Agreement may be considered at a meeting of the Partners held not less than twenty (20) nor more than sixty (60) days after notification thereof shall have been given by the General Partner to all Partners. Such notification (i) may be given by the General Partner, in its sole discretion, at any time, and (ii) shall be given by the General Partner within thirty (30) days after receipt by the General Partner of a request for such a meeting made by a Majority in Interest of the Limited Partners. Any such notification shall state briefly the purpose, time and place of the meeting. All such meetings may be held at the principal offices of the Partnership and during normal business hours, or at such other places as the General Partner deems appropriate.

     11.6 Consent in Lieu of Meeting. Any action which may be taken by the Partners at a meeting may be effected through the execution of written consents by the requisite percentage in interest of the Partners.

                                   ARTICLE XII

                                Other Provisions

     12.1 Execution and Filing of Documents. The General Partner and each Limited Partner (or the General Partner as such Partner's attorney-in-fact) shall execute and file such certificates and other documents as may be required by the Act and other applicable laws. The General Partner shall cause the Partnership to be qualified, formed, reformed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Partnership owns property or transacts business if such qualification, formation, reformation or registration is necessary in order to protect the limited liability of the Limited Partners or to permit the Partnership lawfully to own property or transact business as a limited partnership. The General Partner shall execute, file and publish all such certificates, notices, statements or other instruments appropriate to permit the business and to maintain the limited liability of the Limited Partners.

     12.2 Other Instruments and Acts. The Partners agree to execute any other instruments or perform any other acts that are or may be necessary to effectuate and carry on the Partnership created by this Agreement.

     12.3 Binding Agreement. This Agreement shall be binding upon the permitted transferees, successors, assigns, and legal representatives of the Partners.

     12.4 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Texas.

     12.5 Notices. Any notice or other communication that one Partner desires to give to another Partner or the Partnership or that the Partnership desires to give to a Partner shall be in writing, and shall be deemed effectively given upon personal delivery or upon deposit in any

                                      -26-

United States mail box, by registered or certified mail, postage prepaid, or upon transmission by telegram or telex, addressed, in the case of a Partner, to the Partner at the address shown in Schedule A attached hereto or at such other address as a Partner may designate by fifteen (15) days' advance notice to the other Partners and, in the case of the Partnership, to its registered office designated in paragraph 2.4; provided, however, that any notice to a Partner with an address outside the United States shall be deemed effectively given only upon personal delivery or upon transmission by telegram or telex with a confirmation copy sent by air mail.

         12.6 Power of Attorney. Each Limited Partner, by his execution hereof, hereby makes, constitutes and appoints the General Partner as his true and lawful agent and attorney-in-fact, with full power of substitution and full power and authority in his name, place and stead to make, execute, sign, acknowledge, swear to, record and file (a) this Agreement and any amendment to any thereof; (b) the original certificate of limited partnership of the Partnership and all amendments thereto required or permitted by law or the provisions of this Agreement; (c) all certificates and other instruments deemed advisable by the General Partner to carry out the provisions of this Agreement and applicable law or to permit the Partnership to become or to continue as a limited partnership wherein the Limited Partners have limited liability in the jurisdiction where the Partnership may be doing business; (d) all instruments that the General Partner deems appropriate to reflect a change or modification of this Agreement or the Partnership in accordance with this Agreement, including without limitation the admission, withdrawal, expulsion, or substitution of Limited Partners; (e) all conveyances and other instruments or papers deemed advisable by the General Partner to effect the dissolution and termination of the Partnership; (f) all fictitious or assumed name certificates required or permitted to be filed on behalf of the Partnership; and (g) all other instruments or papers which may be required or permitted by law to be filed on behalf of the Partnership. The foregoing power of attorney is irrevocable and coupled with an interest.

     12.7 Amendment:

          (a) Except for such amendments as result from the operation of the various provisions of this Agreement, this Agreement may be amended only with the written consent of a Majority in Interest of the Limited Partners.

          (b) The General Partner, acting alone, may make ministerial changes in the Partnership Agreement for the purpose of correcting errors and inconsistencies and to comply with federal, state and local rules, regulations and laws, provided that the liability of the Limited Partners for Partnership debts shall not be increased by such amendment nor shall the right of the Limited Partners to Partnership allocations or distributions be adversely affected thereby. The General Partner, acting alone, may amend this Agreement to reduce the share of Net Profit allocated to the General Partner for any Interim Period and increase allocations of such items to Limited Partners.

     12.8 Entire Agreement. This Agreement shall constitute the entire agreement of the Partners and supersede all prior agreements between the Partners with respect to the Partnership.
                                      -27-

     12.9 Titles; Subtitles. The titles and subtitles used in this Agreement are used for convenience only and shall not be considered in the interpretation of this Agreement.

     12.10 Exculpation. Neither the General Partner, nor any of its partners, employees, agents, or affiliates, shall be liable to any Limited Partner or the Partnership for any action taken or failure to act on behalf of the Partnership within the scope of authority conferred on the General Partner by this Agreement, or by law, or done in reliance in good faith on the opinion of legal counsel, unless such act or omission was performed or omitted fraudulently or in bad faith or constituted gross negligence.

     12.11 Indemnification. To the extent permitted by state or federal law, the Partnership agrees to indemnify, out of the assets of the Partnership only, the General Partner and its partners, employees, agents and affiliates hereof and to save and hold them harmless from and in respect of any loss suffered by the


Partnership which arises out of any action or inaction by him or it if the indemnified party, in good faith, determined that such course of conduct was in the best interests of the Partnership and such course of conduct did not constitute gross negligence or misconduct of the indemnified party. To the extent permitted by state or federal law, the General Partner, its partners, employees, agents and affiliates shall be indemnified by the Partnership against any losses, judgments, liabilities, expenses, and amounts paid in settlement of any claims sustained by him or it in connection with the Partnership, including but not limited to any judgment, award, settlement, reasonable attorneys' fees, and other costs or expenses incurred in connection with the defense or settlement of any actual or threatened action, proceeding or claim, provided that the same was not the result of gross negligence or misconduct on the part of the indemnified party.

     12.12 Limitation of Liability of the Limited Partners. No Limited Partner shall be bound by, nor be personally liable for, the expenses, liabilities, or obligations of the Partnership in excess of its Capital Contribution to the Partnership plus such additional amounts determined pursuant to paragraph 5.4.

     12.13 Confidentiality. Each Partner recognizes and acknowledges that confidential information of various kinds may exist, from time to time, with respect to the business and assets of the Partnership. Accordingly, each Partner covenants that, except with prior written consent of the General Partner or except pursuant to his ordinary duties on behalf of the Partnership, he shall at all times keep confidential and not divulge, furnish or make accessible to anyone (except the Partnership's authorized representatives) any confidential information to which he has been or shall become privy relating to the business or assets of the Partnership. The provisions of this paragraph 12.13 shall not apply to any information to the extent it is or shall become generally known to the public or the trade (without commission of a tortious act) or to the extent it is or shall become available in trade or other publications.

     12.14 Ambiguities. The General Partner shall have full power and authority to resolve questions of interpretation and construction arising under this Agreement, and its resolution of
                                      -28-

such ambiguities or questions shall be final and binding on the Partnership and all of its Partners and their legal representatives.

     IN WITNESS WHEREOF, the Partners have executed this Agreement as of October 1, 1993.

                            GENERAL PARTNER:

                            FISHER EWING PARTNERS



                            By:


                            LIMITED PARTNERS:



                            By:
                                     as General Partner of Fisher
                                     Ewing Partners, Attorney-in
                                     Fact for those persons listed as
                                     Limited Partners in Schedule A
                                     hereto

                                      -29-

                        AGREEMENT OF GENERAL PARTNERSHIP
                                       OF
                              FISHER EWING PARTNERS
                  (Part of the Fisher Capital Management Group)

     This Agreement of General Partnership (the "Agreement") is made by and between Richard Welton Fisher of Dallas, Texas ("RWF") and Timothy Gordon Ewing of Dallas, Texas ("TGE") (together, the "Partners") as of the 1st day of September 1991. RECITALS In consideration of the covenants and conditions contained herein, and other good and valuable considerations, the receipt and adequacy of which are hereby acknowledged, the Partners agree as follows:

     1. FORMATION. The Partners hereby form a general partnership (the "Partnership") in accordance with the provisions of the Uniform Partnership Act of the State of Texas and on the terms and conditions set forth in this Agreement.

     2. NAME. The business of the Partnership will be conducted under the name "Fisher Ewing Partners."

     3. TERM. The term of the Partnership commences effective the date of this Original Agreement and will continue until December 31, 2060, unless previously terminated in accordance with the terms of this Agreement.

     4. PURPOSES. The purposes of the Partnership are (a) to operate the General Partnership of Value Partners, Ltd.; (b) to engage in any and all activities related or incident to the rendition of such services; and (c) to engage in any and all other activities as the Partners may agree. Neither Partner will be obligated to make available to the Partnership any business opportunities obtained by either of them that are not within the scope of the business and purpose of the Partnership described in this SECTION 4.

                                      -30-

     5. PARTNERSHIP INTERESTS. The partnership interests of the Partners (the "Partnership Interest") will be: RWF, 51%; TGE, 49%.

     6. CONTRIBUTIONS AND DISTRIBUTIONS. The Partners will fund all capital requirements of the Partnership in accordance with their Partnership Interests. The Partnership will annually, as soon as practicable after the close of the fiscal year of the Partnership, distribute all funds received by it to the Partners in accordance with their Partnership Interests; provided, that the Partnership may retain funds within the Partnership to the extent the Managing Partner determines to be reasonable for the conduct of its business and fulfillment of its purposes. Notwithstanding the foregoing, the Managing Partner may, in his discretion, cause the Partnership to make more frequent distributions to the Partners in accordance with their Partnership Interests.

     7. ALLOCATIONS.

          (a) All income, gains, losses, and deductions will be allocated to the Partners in accordance with their Partnership Interests.

          (b) If any interest in the Partnership is sold, assigned, or transferred during any fiscal year, all items of income, gain, loss, deduction, and credit attributable to the transferred interest for such period will be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with section 706(d) of the Internal Revenue Code, using any conventions permitted by law and selected by the Partners.

     8. MANAGEMENT.

          (a) The holder or holders of Partnership Interests aggregating more than 50% may at any time vote to elect new partners or dismiss existing partners from the Partnership;

          (b) The holder or holders of Partnership Interests aggregating more than 50% will designate a Managing Partner who will serve until his successor
                                      -31-

     is designated. The Managing Partner will have the exclusive authority to operate and manage the day-to-day business and affairs of the Partnership. Persons dealing with the Partnership are entitled to rely conclusively on the power and authority of the Managing Partner as set forth in this Agreement. In no event will any person dealing with the Managing Partner with respect to any business, property, or asset of the Partnership be obligated to ascertain that the terms of this Agreement have been complied with, or be obligated to inquire into the necessity or expediency of any act of the Managing Partner; and every contract, agreement, deed, mortgage, security agreement, promissory note, or other instrument or document executed by the Managing Partner with respect to any business, property, or asset of the Partnership will be conclusive evidence in favor of any and every person relying thereon or claiming thereunder that (i) at the time of the execution and delivery thereof, this Agreement was in full force and effect; (ii) such instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Partnership and all the Partners; and (iii) the Managing Partner was duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Partnership.

          (c) The Managing Partner is hereby granted the right, power, and authority to do in the name of and on behalf of the Partnership all things that, in the Managing Partner's sole judgment, are necessary, proper, or desirable to carry out its duties and responsibilities including, without limitation, the right, power, and authority to:

               (i) dispose of Partnership assets in the exercise of any rights or powers possessed by the Managing Partner under this Agreement;

               (ii) enter into agreements containing such terms, provisions, and conditions as the Managing Partner, in his discretion, approves;

                                      -32-

               (iii) purchase from or through other contracts of liability, casualty, and other insurance that the Managing Partner deems advisable for the protection of the Partnership and the Partners with respect to the Partnership's operations or for any purpose convenient or beneficial to the Partnership;

               (iv) incur indebtedness, grant mortgage liens on Partnership assets, pledge, and otherwise encumber Partnership assets, and subordinate the interest of the Partnership in any asset to any indebtedness or interest, whether newly created or preexisting;

               (v) sell, exchange, lease, or otherwise dispose of, on such terms and conditions as the Managing Partner deems advisable, appropriate, or convenient, any of the assets of the Partnership;

               (vi) invest in abort-term debt obligations such funds as are temporarily not required for the purpose of the Partnership's operations or distributions pursuant to SECTION 6;

               (vii) delegate all or any of the Managing Partner's duties under this Agreement and, in furtherance of any such delegation, appoint, employ, or contract with any person for the transaction of the business of the Partnership, which persons may, under the supervision of the Managing Partner, act as consultants, accountants, attorneys, brokers, escrow agents, or any other capacity deemed by the Managing Partner necessary or desirable, and pay appropriate fees to any such persons;
                                      -33-

               (viii) prepare, or have prepared, and file all tax returns for the Partnership and make all tax elections for the Partnership, including any special basis adjustments pursuant to section 754 of the Internal Revenue Code, provided, however, that the Partner benefiting from such election will reimburse the Partnership for any additional costs incurred by the Partnership in making the election for and on behalf of the Partnership;

               (ix) institute, prosecute, defend, and settle any legal, arbitration, or administrative actions or proceedings on behalf of or against the Partnership; and

               (x) employ, terminate the employment of, supervise, and compensate such persons or entities for and in connection with the business of the Partnership and the acquisition, development, improvement, operations, maintenance, management, leasing, financing, refinancing, sale, exchange, or other disposition of any assets of the Partnership or any interest in any of such assets as the Managing Partner, in its sole discretion, deems necessary or desirable.

          (d) Notwithstanding the powers of the Managing Partner set forth in this SECTION 8, without the consent of all the Partners, the Managing Partner will not have the right or power to:

               (i) do any act contravention of this Agreement as amended from time to time;

               (ii) do any act which would make it impossible to carry on the ordinary business of the Partnership;

                                      -34-

               (iii) confess a judgment against the Partnership;

               (iv) possess Partnership property, or assign any Partnership property for other than a Partnership purpose;

               (v) admit a person as a Partner other than as provided in this Agreement; or

               (vi) amend this Agreement.

          (e) The Managing Partner is hereby designated as the "Tax Matters Partner" under Section 6331(a)(7) of the Internal Revenue Code, to manage administrative tax proceedings conducted at the Partnership level by the Internal Revenue Service with respect to Partnership matters.

     9. DISSOLUTION. The Partnership will be dissolved upon the occurrence of any of the following events: (a) the death, bankruptcy, resignation or dismissal of any Partner (the "departing Partner"); (b) the receipt by the Partnership of the final payment due on any sale of all or substantially all of the Partnership's assets; or (c) the agreement of each of the Partners to dissolve the Partnership. In the event of a dissolution of the Partnership pursuant to CLAUSE (A) above, each Partner (or its legal representative or successor) will submit the cash purchase price at which it would be willing to purchase an undivided 100% interest in the Partnership in accordance with conditions set by the Managing Partner. Whichever Partner submits the higher prices will purchase the interest of the departing Partner for an amount equal to the product of such price multiplied by the Partnership Interest of such other Partner.

     10. TRANSFER.

          (a) No Partner will be permitted to assign, transfer, sell, pledge, hypothecate, mortgage, encumber, give, abandon, or otherwise dispose of all or any part of its interest in the Partnership (by operation of law or otherwise) without the prior consent of the voting majority of the other Partners.
                                      -35-

          (b) No transferee or assignee of any interest in the Partnership (whether by death or divorce of any Partner, voluntary or involuntary transfer, or otherwise) will, without the consent of a voting majority of the Partnership, (i) be entitled to influence or interfere in the management or administration of the business or affairs of the Partnership;
     (ii) have any rights or privileges with respect to the Partnership other than those of any "assignee" under the Texas Uniform Partnership Act; or
     (iii) be considered a partner in this Partnership.

     11. BINDING EFFECT. Except as otherwise provided in this Agreement, this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective heirs, successors, and assigns.

     12. ADDITIONAL DOCUMENTS. Each Partner hereby agrees to execute such additional documents as may be reasonably necessary to carry out the purposes of the Partnership.

     IN WITNESS WHEREOF, the Partners have executed this Agreement as of the day and year first above written.

                                                      /S/RICHARD W. FISHER
                                                         Richard Welton Fisher

                                                      /S/TIMOTHY G. EWING
                                                         Timothy Gordon Ewing
                                      -36-